# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TEAM INC, CIK 0000318833
CUSIP: 878155100
Title of class of securities: Common Stock, $0.30 par value
Address of issuer's principal executive offices: 12 East 49th Street, 40th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 09/11/2025
Filed by CIK 0001601971
Persons authorized to receive notices and communications: John Barrett, 12 East 49th Street, 40th Floor, New York, New York (NY), 10017, 646-863-7152

## Reporting persons
- Corre Opportunities Qualified Master Fund, LP (CIK 0001601971): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,040,951; sole dispositive power 0; shared dispositive power 1,040,951; aggregate amount beneficially owned 1,040,951 (23.138% of the class)
- Corre Horizon Fund, LP (CIK 0001751529): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 249,942; sole dispositive power 0; shared dispositive power 249,942; aggregate amount beneficially owned 249,942 (5.556% of the class)
- Corre Horizon II Fund, LP (CIK 0001823817): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 296,403; sole dispositive power 0; shared dispositive power 296,403; aggregate amount beneficially owned 296,403 (8.588% of the class)
- Corre Partners Advisors, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,587,296; sole dispositive power 0; shared dispositive power 1,587,296; aggregate amount beneficially owned 1,587,296 (35.282% of the class)
- John Barrett: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,587,296; sole dispositive power 0; shared dispositive power 1,587,296; aggregate amount beneficially owned 1,587,296 (35.282% of the class)
- Eric Soderlund: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,587,296; sole dispositive power 0; shared dispositive power 1,587,296; aggregate amount beneficially owned 1,587,296 (35.282% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.30 par value
Name of issuer: TEAM INC
Address of issuer's principal executive offices: 12 East 49th Street, 40th Floor, New York, New York (NY), 10017

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 11, 2025, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") between the Issuer and InspectionTech Holdings LP (the "Stellex Holder"), an affiliate of Stellex Capital Management LLC (collectively with the Stellex Holder and certain other affiliates, "Stellex") and entered into a shareholders agreement (the "Shareholders Agreement") with the Stellex Holder and Stellex.

In addition, Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP, each an existing shareholder of the Issuer, along with Corre Partners Management, LLC ("Corre"), which has been delegated investment authority over the assets of such shareholders (Corre, collectively with such shareholders, the "Corre Holders"), entered into a voting and support agreement (the "Support Agreement"), by and among the Issuer, the Corre Holders and the Stellex Holder, pursuant to which the Corre Holders have agreed, among other things, (i) not to transfer, subject to certain exceptions (including an exemption for any transfer or series of transfers involving an aggregate of less than 100,000 shares of common stock, $0.30 par value per share, of the Issuer ("Common Stock")), any of their shares of Common Stock, (ii) to vote their shares of Common Stock in favor of the issuance of 65,491 Tranche A Warrants (the "Additional Tranche A Warrants") and an additional 31,393 Tranche B Warrants (the "Additional Tranche B Warrants" and, together with the Additional Tranche A Warrants, the "Additional Warrants," and the Additional Warrants together with the Initial Warrants, the "Warrants" and any shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares")) and any other proposal necessary for consummation of the transactions contemplated by the Purchase Agreement and the Shareholders Agreement and (iii) to vote their shares of Common Stock against any action, proposal, transaction or agreement (A) that would reasonably be expected to impede, interfere with or delay the consummation of any of the transactions contemplated by the Purchase Agreement, the Shareholders Agreement or the Support Agreement and (B) that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Issuer or certain of its subsidiaries contained in the Purchase Agreement or the Shareholders Agreement or of the Corre Holders contained in the Support Agreement. The Support Agreement will terminate upon the earlier to occur of (a) immediately after the completion of the first meeting of the Issuer's shareholders after the date of the Support Agreement (whether special or annual) at which approval for the issuance of Warrant Shares and any other proposal necessary for consummation of the transactions contemplated by the Purchase Agreement or the Shareholder Agreement is submitted to the vote of the Issuer's shareholders (provided that, in the event the Issuer has not called a special meeting within 60 days of the date of the Support Agreement for such purpose, the Corre Holders will have the right to require the Issuer to promptly call such meeting), (b) the first date on which no Warrant or any commitment under the Purchase Agreement to purchase any Additional Warrants remains outstanding, (c) the date of any material breach of the Purchase Agreement by the Stellex Holder that is not cured within five days thereof following notice by the Issuer and (d) September 30, 2026.

The foregoing description of the Support Agreement is a summary and is qualified in its entirety by the terms of the Support Agreement, a copy of which is filed as Exhibit 99.1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Voting and Support Agreement, dated as of September 11, 2025, by and among the Issuer, Corre Partners Management, LLC, Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP, Corre Horizon II Fund, LP and InspectionTech Holdings LP (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2025).

## Signatures
- Corre Opportunities Qualified Master Fund, LP: /s/ John Barrett, John Barrett, Managing Member (09/15/2025)
- Corre Horizon Fund, LP: /s/ John Barrett, John Barrett, Managing Member (09/15/2025)
- Corre Horizon II Fund, LP: /s/ John Barrett, John Barrett, Managing Member (09/15/2025)
- Corre Partners Advisors, LLC: /s/ John Barrett, John Barrett, Managing Member (09/15/2025)
- John Barrett: /s/ John Barrett, John Barrett, Managing Member (09/15/2025)
- Eric Soderlund: /s/ Eric Soderlund, Eric Soderlund (09/15/2025)